SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                        Commission File Number: 33-68840

                        MobileMedia Communications, Inc.
             (Exact name of registrant as specified in its charter)

                             Fort Lee Executive Park
                         One Executive Drive, Suite 500
                           Fort Lee, New Jersey 07024
                                 (201) 224-9200
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


           10 1/2 Senior Subordinated Deferred Coupon Notes, Due 2003
                    9 3/8 Senior Subordinated Notes, Due 2007
            (Title of each class of securities covered by this Form)

                                      None
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)                         Rule 12h-3(b)(1)(ii)
         Rule 12g-4(a)(1)(ii)                        Rule 12h-3(b)(2)(i)
         Rule 12g-4(a)(2)(i)                         Rule 12h-3(b)(2)(ii)
         Rule 12g-4(a)(2)(ii)                        Rule 15d-6
         Rule 12h-3(b)(1)(i)   X



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Approximate number of holders of record as of the certification or notice date:

         Security                                    No. of Holders

10 1/2Senior Subordinated Deferred Coupon Notes,          0
         Due 2003

9 3/8 Senior Subordinated Notes,                          0
        Due 2007

         Pursuant to the requirements of the Securities Exchange Act of 1934, MobileMedia Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:    July 21, 1999                   By:  /s/ J. Roy Pottle
                                              -------------------------------
                                              Name: J. Roy Pottle
                                              Title: Executive Vice President
                                              and Chief Financial Officer